WIND HARVEST INTERNATIONAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND 2021

Dedicated CPA LLC
Certified Public Accountant

September 27, 2023

To the Board of Directors of
Wind Harvest International, Inc.
Sacramento, California

INDEPENDENT AUDITOR'S REPORT

Opinion

We have audited the accompanying consolidated financial statements of Wind Harvest International, Inc. and subsidiary (the "Company"), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the consolidated financial statements, the Company has not generated revenues or profits since inception, has sustained net losses of $731,870 and $2,588,115 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $18,725,416, limited liquid assets with cash of $2,761 and current liabilities in excess of current assets by $687,918. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Dedicated CPA LLC
_____
Dedicated CPA, LLC
Plantation, Florida September 27, 2023


Wind Harvest International, Inc
Consolidated Balance Sheets
(U.S. GAAP)
December 31, 2022 and 2021. U.S. Dollars


Assets	**2022**	**2021**
Current Assets		
Cash and cash equivalents	2,761	96,845
Inventory	284,783	122,345
Prepaids and other current assets	61,243	87,878
Total Current Assets	348,787	307,068
Property and equipment	8,332	-
	40,500	
Total Assets		
	397,620	307,068
Liabilities and Shareholder's Equity		
Liabilities		
Current Liabilities		
Accounts payable and accrued liabilities		
Accrued expenses	844,238	213,420
Interest payable	20,816	57,771
Notes payable, net	171,651	137,703
Convertible notes payable	-	-
Total Current Liabilities	1,036,705	408,894
Interest payable	1,294,983	3,597,799
Notes payable, net	532,841	3,041,222
Convertible notes payable	3,635,853	4,242,000
Interest payable, related party	1,137	566,502
Notes payable, related party	56,632	1,501,666
Total Liabilities	**6,558,151**	**13,358,083**
Stockholders' Deficit		
Preferred stock, $0.0001 par value, 308,054,693 shares authorized, 238,460,345 shares and 92,880,172 shares issued and outstanding as of December 31, 2022 and 2021, respectively. Liquidation preference of $12,249,232 and $4,644,009 as of December 31, 2022 and 2021 respectively		
Common stock, $0.00001 par value, 449,114,693 and 162,000,000 shares authorized as of December 31, 2022 and 2021, 18,560,000 shares issued and outstanding as of both	23,846	9,284
December 31, 2022 and 2021	1,856	1,856
Additional paid-in capital	12,539,182	4,931,390
Accumulated deficit	(18,725,416)	(17,993,545)
Total shareholder's deficit	(6,160,532)	(13,051,015)
Total liabilities and shareholder's deficit	397,620	307,068


See independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements


Wind Harvest International, Inc.

Consolidated Statements of Operations

(U.S. GAAP)

Years Ended December 31, 2022 and 2021. U.S. Dollars

	2022	2021
Net Revenue	-	-
Operating expenses		
General and administrative	985,708	744,456
Sales and marketing	279,466	91,081
Research and development	745,454	1,029,819
Total operating expenses	2,010,628	(1,865,356)
Loss from operations	2,010,628	(1,865,356)
Other income (expense), net	-	
Other income	2,017,675	49,743
Interest expense	(738,918)	(772,502)
Total other income, net	1,278,757	(722,759)
Provision for income taxes	-	-
Net loss	(731,870)	(2,588,115)
Weighted average common shares outstanding - basic and diluted	18,560,000	18,560,000
Net loss per common share - basic and diluted	(0.04)	(0.14)

See independent Auditor's Report and acoompanying notes, which are an integral part of these consolidated financial statements


Wind Harvest International, Inc.
Consolidated Statements of Changes in Stockholder's Deficit
(U.S. GAAP)


	Preferred Stock		Common Stock		Additional Paid-in Capital ($)	Accumulated Deficit ($)	Total Stockholders' Deficit ($)
	Shares	Amount ($)	Shares	Amount ($)			
Balances as of December 31, 2020	92,640,172	9,264	18,560,000	1,856	4,884,823	(15,405,430)	(10,509,487)
Warrant exercise	240,000	20	-	-	11,976	-	11,996
Fair value of warrants issued	-	-	-	-	34,591	-	34,591
Net loss	-	-	-	-		(2,588,115)	(2,588,115)
Balances as of December 31, 2021	92,880,172	9,284	18,560,000	1,856	4,931,390	(17,993,545)	(13,051,015)
Warrant exercise and long term note conversion	145,580,173	14,562	-	-	7,600,021	-	7,614,583
Fair value of warrants issued	-	-	-	-	7,771	-	7,771
Net loss	-	-	-	-	-	(731,870)	(731,870)
Balances as of December 31, 2022	238,460,345	23,846	18,560,000	1,856	12,498,682	(18,725,416)	(6,160,532)


See independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements


Wind Harvest International, Inc.
Consolidated Statements of Cash Flows
(U.S. GAAP)
Years Ended December 31, 2022 and 2021. U.S. Dollars

	Year Ended December 31,	
	2022	2021
Cash flows from operating activities		
Net loss	(731,870)	(2,588,115)
Adjustments to reconcile net loss to net cash provided by operations		
Amortization of debt discount	8,530	24,673
Depreciation	3,118	-
Changes in operating assets and liabilities		
Inventories	(162,438)	(122,345)
Prepaids and other current assets	82,691	(87,878)
Accounts payable	624,798	181,889
Accrued expenses	(30,935)	51,751
Interest payable	(2,267,731)	678,626
Interest payable, related party	(540,984)	57,503
Net cash used in operating activities	(3,014,821)	(1,803,896)
Cash flows from financing activities		
Proceeds from notes	932,587	1,620,301
Proceeds from convertible notes	190,000	240,000
Offering costs	(11,336)	(32,318)
Repayment of notes	-	(27,550)
Repayment of related party notes	-	(4,840)
Proceeds from issuance of preffered stock	1,809,486	11,996
Net cash provided by financing activities	2,920,737	1,807,589
Net change in cash and cash equivalents	(94,084)	3,693
Cash and cash equivalents at beginning of year	96,845	93,152
Cash and cash equivalents at end of year	2,761	96,845
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	-	-
Cash paid for interest	2,573	5,072
Supplemental disclosure of non-cash financing activities:		
Fair value of warrants issued in connection with notes payable	7,771	34,591
Original issuance discount on notes payable issues	2,302	4,000

See independent Auditor's Report and accompanying notes, which are an integral part of these consolidated financial statements

Wind Harvest International, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

1. NATURE OF OPERATIONS

Wind Harvest International, Inc. (the "Company") is a corporation formed on January 6, 2006 under the laws of the State of Delaware. The Company is designing and intends to produce and sell its Wind Harvester line of vertical axis wind turbines to customers and projects it develops. The Company is headquartered in Sacramento, California.

On April 7, 2020, the Company formed a wholly-owned subsidiary Wind Harvest Pilot Project, Inc. ("WHPP"), a Delaware public benefit corporation. WHPP was formed to raise capital for the Company through Regulation CF and 506(c) offerings. WHPP loans this money to the Company to provide the capital needed to bring the Wind Harvester turbines through the commercialization process and advance the development of projects that will buy the Company's products.

The Company received the Employee Retention Credit during 2022, which was unaccounted for when 2021 financial statements were issued. Accordingly, we have adjusted 2021 financial statements to reflect receipt of said credit.

2. GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated revenues or profits since inception, has sustained net losses of $731,870 and $2,630,249 for the years ended December 31, 2022 and 2021, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2022 and 2021. As of December 31, 2022, the Company had an accumulated deficit of $18,725,416, limited liquid assets with cash of $2,761 and current liabilities in excess of current assets by $687,918. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from investors to meet its obligations. No assurances can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

Subsequent to December 31, 2022, the Company has received additional proceeds through debt and equity issuances totaling $783,415 which has provided additional working capital to support its continuing operations. See Note 8.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company's fiscal year-end is December 31.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary WHPP. All inter-company transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to the valuations of common and preferred stock. The Company bases its estimates on historical experience, known trends

Wind Harvest International, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2022 and 2021, all of the Company's cash and cash equivalents were held at accredited financial institutions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

Subscription Receivable

The Company records debt and stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' deficit on the balance sheet.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the specific identification method. The inventory balance as of December 31, 2022, consists of raw material components intended for future use in products. The Company assesses its inventory at each reporting date for indications of impairment or obsolescence and writes down the inventory balance for any such impairments.

Impairment of Long-Lived Assets

Management continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, management assesses the

Wind Harvest International, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, management recognizes an impairment loss based on the excess of the carrying amount over the fair value of the Company's long-lived assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

Identification of a contract with a customer;

- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has not generated any revenue.

Sales and Marketing

Sales and marketing expenses includes advertising, public relations and business development costs. Advertising costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consist primarily of consulting and professional services, as well as administrative expenditures.

Research and Development Expenses

Costs related to the development of the Company's technology are included in research and development expenses and are expensed as incurred in accordance with Accounting Standards Codification ("ASC") 730. Research and development costs primarily consist of third-party engineering fees and other personnel costs related to the Company's research and development activities.

Accounting for Preferred Stock

ASC 480, *Distinguishing Liabilities from Equity*, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, *Derivatives and Hedging*, is not required. Management determined that the host contract of the Company's preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' deficit.

Wind Harvest International, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

Convertible Instruments

GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria includes circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

As of December 31, 2022 and 2021, the Company had no such conversion features.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2022 and 2021, diluted net loss per share is the same as basic net loss per share for each year.

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016- 02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

Wind Harvest International, Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2022 and 2021

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting* ("ASU 2018-07"). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company adopted ASU 2018-07 on January 1, 2019 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2022 and 2021.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers to reflect the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2020 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact through December 31, 2022.

In January 2017, the FASB issued ASU 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying Accounting for Goodwill Impairment ("ASU 2017-04"). ASU 2017-04 removes the requirement to perform a hypothetical purchase price allocation to measure goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company is currently evaluating the impact the adoption of ASU 2017-04 will have on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350- 40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract ("ASU 2018-15"). ASU 2018-15 requires a customer in a cloud computing arrangement that is a service contract to follow the internal-use software guidance in ASC 350-40 to determine which implementation costs to defer and recognize as an asset. The amendments in this update are effective for public entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. For all other entities, the amendment is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. The Company adopted ASU 2018-15 on January 1, 2021 and does not believe the adoption had a material impact on its consolidated financial statements as of December 31, 2022 and 2021.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity ("ASU 2020-06"), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of consolidated financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the "if-converted" method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company's current accounting treatment under the current guidance. The guidance is effective for consolidated financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted the new guidance as of January 1, 2022. Management does not believe this treatment had a material impact through December 31, 2022.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.   DEBT

Notes Payable

The Company has entered into promissory notes with third-party investors. During the years ended December 31, 2022 and 2021, the Company entered into notes for aggregate principal amounts of $144,062 and $119,000 respectively. In 2022, the Company repaid principal on these notes in the amount of $25,000 and $2,573 of interest paid in cash. In 2022 and 2021, the Company incurred original issue discounts of $2,302 and $4,000, respectively, pertaining to these notes, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. Amortization expense was $8,530 and $11,120 for the years ended December 31, 2022 and 2021, respectively.

The notes bear interest at rates ranging from 4 to 18%. Interest expense on these notes was $159,087 and $156,470 during the years ended December 31, 2022 and 2021, respectively. Accrued interest on the note payable was $25,518 and $515,807 as of December 31, 2022 and 2021, respectively. Notes that were issued prior to 2022 were in default as of December 31, 2021. In 2022, the maturity date of those notes was extended to September 1, 2025 with the exception of some notes that were repaid in 2022. Upon the maturity date, all outstanding principal and any unpaid interest is due.

As of December 31, 2022 and 2021, the outstanding principal of these notes was $493,410 and $1,258,196, presented net of unamortized discounts of $39,431 and $37,521 for carrying amounts of $532,841 and $1,227,295, all respectively.

During 2022, the company entered into several Stock Purchase Agreements with holders of promissory note payables. The agreements stipulated the purchase of Company preferred stock in exchange for note principal and related accrued interest forgiveness. A total of $2,652,443 combined principal and interest were forgiven, and 53,028,860 shares of preferred stock were issued in the exchange. Related amounts of cancellation of indebtedness income ($624,001) and additional paid-in capital ($1,238,814) were accrued as of December 31, 2022 in relation to these transactions. No such transactions took place during 2021.

Regulation CF and Regulation D Offerings

In October 2020, the Company initiated a Regulation CF and 506(c) offering via its subsidiary WHPP. Under the offering, WHPP issued promissory notes that bear interest at 8 to 10% per annum and mature on December 31, 2027, at which point all then outstanding principal and accrued interest become due and payable. These notes are guaranteed by Wind Harvest International, Inc. In connection with the notes, investors are entitled to receive the proceeds from the sale of 640 common stock warrants for each $100 in note principal invested (see Note 5).

As of December 31, 2022 and 2021, the Company has raised an aggregate principal of $2,183,353 and $1,916,515. In 2022 and 2021, the Company incurred issuance costs of $14,320 and $28,318, respectively, which were recorded as debt discounts and are amortized to interest expense over the life of the notes. As of December 31, 2022, the Company had a subscription receivable of $56,056 pertaining to the offering which was collected in 2023.

WHPP was granted 1,707,763 and 7,834,138 warrants to purchase common stock in connection with the notes in 2022 and 2021, respectively. The total fair values of the warrants of $7,771 and $34,591 was recorded as a debt discount in 2022 and 2021, respectively, and are being amortized to interest expense over the life of the notes.

Amortization expense on the debt discount was $763 and $13,553 for the years ended December 31, 2022 and 2021, respectively. Interest expense on these notes was $172,371 and $135,613 during the years ended December 31, 2022 and 2021, respectively, all of which was accrued and unpaid as of December 31, 2022. Interest payments on the accrued interest are due and payable each year.

Convertible Notes Payable

From 2012 through 2022, the Company entered into several convertible promissory note agreements. The outstanding principal of the convertible notes was $3,635,853 and $4,242,000 as of December 31, 2022 and 2021, respectively. The notes bear interest at 10% per annum. In 2021 the maturity date of the previously issued notes was extended to September 1, 2024. Upon the maturity date, all outstanding principal and any unpaid interest is due. In connection with these notes, the Company granted warrants to purchase 29,050,000 shares of preferred stock of which 29,050,000 shares were outstanding and available for exercise as of December 31, 2022. The warrants had a fair value of $466,172, which were recorded as a debt discount and amortized to interest expense.

With respect to principal of $1,452,500 as of December 31, 2022 and $2,905,000 as of December 31, 2021, and accrued interest of $1,269,465 and $2,230,564 as of December 31, 2022 and 2021, respectively, the notes are convertible into Series A Preferred stock at the holder's option at a conversion price of $0.05 per share.

Interest expense on these notes was $493,671 and $400,638 during the years ended December 31, 2022 and 2021 respectively.

As of December 31, 2022 and 2021, accrued interest on convertible notes was $1,269,465 and $3,081,992, respectively.

During 2022, a large portion of convertible note warrants were exercised by investors. A total of $5,155,607 combined principal and interest were converted at a bargain price, and 92,551,313 shares of preferred stock were issued in the exchange. Related amounts of cancellation of indebtedness income ($711,409) and additional paid-in capital ($4,425,585) were accrued as of December 31, 2022 in relation to these transactions. No such transactions took place during 2021.

Notes Payable, Related Party

In 2012, the Company entered into promissory notes with its founders and an entity that sold its assets to the Company in 2006. The outstanding principal of the related party notes was $56,632 and $1,506,666 as of December 31, 2022 and 2021, respectively.

The notes bear interest at 4% per annum. Interest expense on the notes was $nil and $60,163 during the years ended December 31, 2022 and 2021, respectively. As of December 31, 2022 and 2021, accrued interest on related party notes was $1,137 and $566,502, respectively.

During 2022, a majority of related party notes were exchanged in a stock purchase agreement for preferred stock at a bargain price. A total of $2,049,456 combined principal and interest were exchanged, and 11,334,780 shares of preferred stock were issued in the exchange. Related amounts of cancellation of indebtedness income ($609,456) and additional paid-in capital ($1,440,000) were accrued as of December 31, 2022 in relation to these transactions. No such transactions took place during 2021

The outstanding principal and accrued interest are payable thirty days from the trigger date, which is defined as the earliest of a) revenues of $50,000,000, b) EBITDA of $10,000,000 or c) a debt or equity financing of $25,000,000.

5. STOCKHOLDER'S EQUITY (DEFICIT)

Preferred and Common Stock

As of December 31, 2022, the Company's certificate of incorporation was amended and restated, which authorized the Company to issue up to 308,054,693 shares of preferred stock, designated as Series A Preferred Stock, and up to 449,114,693 shares of common stock, $0.0001 par value. The preferred stock is convertible into shares of common stock at a dilution protected one for one rate.

From January 2022 to December 2022, the Company issued 110,018,430 shares of Series A Preferred Stock as a result of outstanding warrant exercises and stock exchange agreements at an issuance price of $0.05 per share, for gross proceeds of $5,500,922 (See Note 4).

From January 2022 to December 2022, the Company issued 13,347,356 shares of Series A-2 Preferred Stock as a result of outstanding warrant exercises and stock exchange agreements at an issuance price of $0.05 per share, for gross proceeds of $667,368 (See Note 4).

From January 2022 to December 2022, the Company issued 11,530,911 shares of Series A-3 Preferred Stock as a result of outstanding warrant exercises and stock exchange agreements at an issuance price of $0.081 per share, for gross proceeds of $934,004 (See Note 4).

From January 2022 to December 2022, the Company issued 1,444,444 shares of Series A-4 Preferred Stock as a result of outstanding warrant exercises and stock exchange agreements at an issuance price of $0.09 per share, for gross proceeds of $130,000 (See Note 4).

The holders of each class of stock shall have the following rights and preferences:

Voting

The holders of preferred are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of preferred stock could convert on the record date for determination of stockholders entitled to vote. Certain Series A Preferred Stockholders have the right to designate one director.

Dividends

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the preferred stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of preferred stock in an amount equal to 8% of the Original Issue Price (as defined below) per share per annum. Thereafter, any additional dividend shall be payable on a pro rata basis to the holders of common stock and preferred stock (assuming the conversion of preferred stock into common stock at the then current conversion price). The dividend shall not be cumulative and shall be payable only if, when and as declared by the Board of Directors. Through December 31, 2021, no dividends had been declared. The preferred stock Original Issue Price shall mean $0.05 per share.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or deemed liquidation event, the holders of preferred stock then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock in an amount per share equal to the greater of
(i) the Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of preferred stock been converted into common stock. The total liquidation preferences as of December 31, 2022 and 2021 amounted to $11,596,124 and $4,644,009, respectively.

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of preferred stock shall be convertible, at the option of the holder at any time into shares of common stock by dividing the Original Issue Price by the conversion price in effect at the time of conversion and subject to adjustment for certain dilutive events. The conversion price shall initially be equal to $0.05 per share. Each share of preferred stock is mandatorily convertible into one share of common stock upon a qualified initial public offering (as defined in the articles of incorporation) or upon the majority vote of the preferred stockholders.

As of December 31, 2022 and 2021, the Company had 238,460,345 and 92,880,172 shares of preferred stock issued and outstanding, respectively. As of December 31, 2022 and 2021, the Company had 18,560,000 shares of common stock issued and outstanding.

Equity Incentive Plan

As a result of the amended and restated certificate of incorporation, the Company adopted the *2022 Equity Incentive Plan* (the "Plan") during 2022. The Plan permits the grant of stock options and restricted stock to attract and retain talent. Under the Plan the Company may issue stock options having a term of ten years and a strike price of no less than fair value of the common stock. The Company has reserved 86,000,000 shares of common stock under the Plan. All shares of common stock remain available for grant under the Plan.

Warrants

Preferred Stock Warrants

As of December 31, 2022 and 2021, the Company had 29,050,000 and 23,938,025 outstanding warrants, respectively, to purchase shares of preferred stock. The warrants, issued between 2012 and 2016, have an exercise price of $0.05 per share and a ten-year term. As of December 31, 2022, all outstanding warrants were exercisable with a weighted average exercise price of $0.05 per share and a weighted average duration to expiration of 2.16 years.

Common Stock Warrants

In connection with the notes issued by WHPP in its crowdfunding offering (Note 4), investors are entitled to receive proceeds from the exercise and sale of the resulting shares of common stock of WHI in the amount of 640 common stock warrants for each $100 in note principal invested. As of December 31, 2022 and 2021, WHPP was granted warrants to purchase 13,590,400 and 12,265,683 shares of the Company's common stock. The warrants have an exercise price of $0.01 per share and expire in December 2027 and January 2028. WHPP promissory note holders will receive a pro-rata share of the profits when the warrants are exercised and the shares issued under the warrants are sold by WHPP. As of December 31, 2022, no warrants were exercised.

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of the warrants granted:

	Year Ended December 31, 2022	Year Ended December 31, 2021
Risk-free interest rate	4.30%	0.31-0.35%
Expected term (in years)	3.00	3.00
Expected volatility	65.25%	65.25%
Expected dividend yield	0%	0%

6. INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash to accrual differences and net operating loss carryforwards. As of December 31, 2022 and 2021, the Company had net deferred tax assets before valuation allowance of $5,768,489 and $5,562,727, respectively.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2022 and 2021, cumulative losses through

December 31, 2021, and no history of generating taxable income. Therefore, valuation allowances of $5,768,489 and $5,562,727 , were recorded as of December 31, 2022 and 2021, respectively. Valuation allowance increased by $205,762 during the year ended December 31, 2022. Deferred tax assets were calculated using the Company's combined effective tax rate, which it estimated to be 28.1%. The effective rate is reduced to 0% for 2022 and 2021 due to the full valuation allowance on its net deferred tax assets.

The Company's ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2022 and 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $16,219,385 and $15,487,135, respectively.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2020-2022 tax years remain open to examination.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

Lease Obligations

Effective November 10, 2021, the Company entered into a lease agreement for office space. The lease term commenced November 20, 2021, and expires after 48 months, on November 19, 2025. Monthly lease obligations under the agreement are base rent starting at $3,996 per month plus operating costs ranging from $1,358 to $1,484, but subject to actual expenses. The base rent is contractually escalated to $4,038 per month beginning November 20, 2022, $4,079 per month beginning November 20, 2023 and to $4,121 per month beginning November 20, 2024.

The Company entered into a lease agreement for a portion of the leased office space with a sub-lessor at a rate of $7,400 for the entire term of the lease. The 7-month lease term commenced November 2021 and expires in May 2022. The income from the sublease is recorded to other income on the consolidated statements of operations. The agreement was not renewed as of the subsequent event date, and it is not expected to recur.

The minimum rental commitments for the next five years under the operating lease at December 31, 2022, are as follows:

Year Ending December 31	
2023	$ 65,354
2024	66,353
2025	59,599
2026	-
2027	-
Thereafter	-
Total	$ 191,306

8.   **SUBSEQUENT EVENTS**

Subsequent to December 31, 2022, the Company has received proceeds of $648,500 from promissory note agreements with third-party investors. These notes consist of following:

$199,915 of promissory notes with terms substantially the same as those disclosed in Note 4, section *Regulation CF and Regulation D Offerings*. These notes included the issuance of warrants for the purchase of 1,279,455 shares of common stock.

$162,500 of promissory notes bearing interest at 10% and maturing in 2024.

$401,000 convertible notes, bearing interest at 10%, maturing in 2025, convertible into 4,455,555 shares of preferred stock upon initiation of a preferred stock financing round.

The Company has also received proceeds of $20,000 pursuant to exercise of warrants into shares of preferred/common stock.

Effective May 25, 2022, the Company extended its existing lease agreement for office space to include additional space. The lease term for the additional space commenced July 1, 2022, and expires on November 19, 2025. New monthly lease obligations under the agreement are base rent starting at $7,560 per month plus operating costs estimated at $2,880, but subject to actual expenses. The base rent is contractually escalated to $7,787 per month beginning November 20, 2022, $8,021 per month beginning November 20, 2023 and to $8,262 per month beginning November 20, 2024.

Management has evaluated subsequent events through August 10th,, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.